CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 of Vale S.A. (No. 333-271248) and Vale Overseas Limited (No. 333-271248-01) of our report dated February 19, 2025 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Vale S.A.'s Form 6-K/A dated February 21, 2025 (No. 001-15030). We also consent to the reference to us under the heading “Experts” in such Registration Statements.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
Rio de Janeiro, Brazil
February 24, 2025